

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2018

Vu Truong
Chief Executive Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, CA 95138

> **Re: Aridis Pharmaceuticals, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 6, 2018**
> **File No. 333-226232**

Dear Mr. Truong:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1/A Filed August 6, 2018

Business
Clinical Development Summary, page 108

1. We note your statement on page 108 that AR-301 "showed a comparable safety profile to the placebo group." Statements regarding safety are determinations that only the FDA has the authority to make. Please revise your disclosure here to eliminate any suggestion that your product candidates have been or will ultimately be determined safe or to have demonstrated safety for purposes of granting marketing approval by the FDA or comparable agency.

Vu Truong
Aridis Pharmaceuticals, Inc.
August 8, 2018
Page 2

You may contact Bonnie Baynes at 202-551-4924 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeff Fessler, Esq.